JSC Concern "KALINA"
Komsomolskaya str.,80
Yekaterinburg
Russia

From: Dmitriy Argunov
Department: Corporate Finance Department

Tel. +7 343 262 26 85
Fax: +7 343 262 22 32
+7 343 365 83 00
Date: February, 15, 2005

Attn.: Branch of Filer Support of the Office of Fillings and Information Services
Fax: +1 202 942 9624

Accession number for this submission is 9999999996-04-023627

File number is 82-34847



FACSIMILE TRANSMISSION

Number of pages: 5

Dear Sirs!
Please find attached the List of affiliated persons of the OJSC Concern "KALINA" as of December 31,2004 and the English version of the cover page to Quarterly report of the Issuer, reporting period IV quarter of the year 2004. Information presented in the Quarterly report and in the List of Affiliated persons should be disclosed in compliance with legislation of the Russian Federation.

Head of Corporate Finance Department
OJSC Concern "Kalina"

Dmitriy Argunov

APPROVED
Meeting of the Board of Directors of the open joint stock company Kontsern "Kalina"
Minutes No.16 dated 03.02.2005

QUARTERLY REPORT

PROVIDED BY THE ISSUER OF ISSUED SECURITIES

Reporting period: IV quarter of 2004

Open joint stock company Kontsern "Kalina"

Issuer's code: 3 0 3 0 6 – D

***Location:** 80 Komsomolskaya Street, Ekaterinburg*

Information presented in this quarterly report should be disclosed in compliance with legislation of the Russian Federation concerning securities

Chief Executive Officer **Date "3"February 2005.**	________ **Signature**	**Timur R. Goryayev**
Chief accountant **Date "3" February 2005.**	________ **Signature** Seal	**Tatiana G. Babina**

Contact: ***Dmitry Alexandrovich Argunov , Head of Corporate Finance Department***
Tel: **(343) 262 26 85**
Fax: **(343) 262 22 32**
E-mail: **D.Argunov@kalina.org**

Internet Web-site where the information of the Quarterly report is furnished **WWW.KALINA.ORG**

LIST OF AFFILIATED PERSONS

Open Joint-Stock Company Concern "Kalina"

(code of the issuer: 30306-D)

as of December 31, 2004

Chief Executive Officer

T.R. Gorayev

L.S.

List of affiliated persons

Affiliated person	Amount of the Company's shares the person holds	Share of the person in the Company's charter capital
Surname, Name and Patronymic: ***Johan Grietsen Hendrik Vreeman*** Place of residence: ***HA, Aerdenhout, Leeuwerkenlaan*** Ground: ***the person is a member of the Board of Directors (supervisory board) of the joint-stock company*** Date of ground beginning: ***19.04.2004***	-	-
Surname, Name and Patronymic: ***Geller, Nikolai Arkadievich*** Place of residence: ***the city of Yekaterinburg*** Ground: ***the person is a member of the Board of Directors (supervisory board) of the joint-stock company*** Date of ground beginning: ***10.08.2004***	*44 980*	*0.46%*
Surname, Name and Patronymic: ***Gorayev, Timur Rafkatovich*** Place of residence: ***the city of Yekaterinburg*** Ground: ***the person is a member of the Board of Directors (supervisory board) of the joint-stock company*** Date of ground beginning: ***10.08.2004*** Ground: ***the person acts as a sole executive body of the joint-stock company.*** Date of ground beginning: ***19.04.2004*** Ground: ***the person has the right to deal with more than 20 percent of the Company's voting shares*** Date of ground beginning: ***10.02.1999***	*4 893 595*	*50.18%*
Surname, Name and Patronymic: ***Jan Dewijngaert*** Place of residence: **Belgium, Herent town** Ground: ***the person is a member of the Board of Directors (supervisory board) of the joint-stock company*** Date of ground beginning: ***10.08.2004***	-	-
Surname, Name and Patronymic: ***Petrov, Alexander Yurievich*** Place of residence: ***the city of Yekaterinburg*** Ground: ***the person is a member of the Board of Directors (supervisory board) of the joint-stock company*** Date of ground beginning: ***10.08.2004***	*37 090*	*0.38%*
Surname, Name and Patronymic: ***Reinhold Schlensok*** Place of residence: ***Kirchheim, Germany*** Ground: ***the person is a member of the Board of Directors (supervisory board) of the joint-stock company*** Date of ground beginning: ***10.08.2004***	-	-
Name: ***Kalina Overseas Holding B.V.*** Location: ***Strawinskylaan 3105, 1077ZX Amsterdam, the Netherlands*** Postal address: ***Strawinskylaan 3105, 1077ZX Amsterdam, the Netherlands*** Ground: ***the joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*** Date of ground beginning: ***8.05.2002***	-	-
Surname, Name and Patronymic: ***Casper Heijsteeg*** Place of residence: ***Moscow*** Ground: ***the person is a member of the Board of Directors (supervisory board) of the joint-stock company*** Date of ground beginning: ***10.08.2004***	-	-
Name: ***subsidiary company "Pallada Vostok"*** Location: ***the Republic of Uzbekistan, 702400, Tashkent oblast, the town of Almalyk, Primkulova St., 6*** Postal address: ***the Republic of Uzbekistan, 702400, Tashkent oblast, the town***	-	-

of Almalyk, Primkulova St., 6 Ground: ***the joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*** Date of ground beginning: ***16.02.2002***		
Name: ***the subsidiary company "Pallada Ukraine"*** Location: ***254073, Ukraine, Kiev, M.Vovchok St., 18a*** Postal address: ***254073, Ukraine, Kiev, M.Vovchok St., 18a*** Ground: ***the joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*** Дата наступления основания: ***14.08.2000***	-	-
Name: ***limited liability company "Zavod NOVOPLAST"*** Location: ***Russian Federation, 620138, Yekaterinburg, Komsomolskaya St., 80*** Postal address: ***Russian Federation, 620138, Yekaterinburg, Komsomolskaya St., 80*** Ground: ***the joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*** Date of ground beginning: ***25.10.2002***	-	-